FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Trillium Therapeutics Inc. (the “Corporation” or “Trillium”)
2488 Dunwin Drive
Mississauga, Ontario L5L 1J9

Item 2. Date of Material Change

February 2, 2017

Item 3. News Release

The news release was disseminated through the services of Marketwired on February 2, 2017.

Item 4. Summary of Material Change

The Corporation announced its plan to advance its second SIRPaFc fusion protein, TTI-622, into clinical testing. The Corporation plans to submit an IND by the end of 2017 and begin enrolling patients in early 2018, with the goal of rapidly advancing this agent into combination studies.

Item 5.1. Full Description of Material Change

See attached press release as Schedule A.

Item 5.2. Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

No information has been omitted from this material change report on the basis that it is confidential.

Item 8. Executive Officer

James Parsons
Chief Financial Officer
Tel: (416) 595-0627
Email: james@trilliumtherapeutics.com

Item. 9 Date of Report

February 7, 2017

Schedule “A”

FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS OUTLINES ANTICIPATED ACTIVITIES AND
MILESTONES FOR 2017

•	Advancing the two ongoing clinical trials with TTI-621, an IgG1 SIRPaFc fusion protein targeting CD47; updated data anticipated in 2H/2017

•	Expanding the CD47 franchise with TTI-622, an IgG4 SIRPaFc fusion protein with IND submission planned by end of year; targeting combination therapies

•	Reporting preclinical data throughout the year at various international scientific conferences

•	Executing plans for small molecule pipeline and commencing IO discovery program

TORONTO, Feb. 2, 2017 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical-stage immuno-oncology company developing innovative therapies for the treatment of cancer, today outlined its expected 2017 activities and milestones.

Phase 1 trials of TTI-621:

During the year, Trillium expects to make progress in the Phase 1b TTI-621-01 study (NCT02663518) of its anti-CD47 checkpoint inhibitor TTI-621 (SIRPaFc), which is designed to evaluate safety, pharmacokinetics and preliminary anti-tumor activity across a broad range of hematologic malignancies. One cohort of lymphoma patients is receiving TTI-621 in combination with rituximab, and the company will consider additional combination cohorts based on emerging preclinical data. Furthermore, given the good safety profile of the agent, further dose intensification is planned with the goal of achieving increased blockade of CD47.

In a second Phase 1 trial, TTI-621-02 (NCT02890368), patients with percutaneously accessible solid tumors are receiving intratumoral injections of TTI-621 with the goal of achieving a high level of localized CD47 blockade. The company expects to complete the dose escalation phase, and potentially begin an expansion phase in 2017. This trial provides a unique opportunity to closely characterize local anti-tumor immune responses and to assess the impact of TTI-621 treatment on the tumor microenvironment. Combination cohorts are also under consideration for this trial.

“We are aggressively advancing the TTI-621 clinical program through multiple efforts. After completing the phase 1a dose escalation trial in patients with lymphoma, where we observed preliminary evidence of anti-tumor activity at well-tolerated doses, we finished the year with robust enrollment in the 10-cohort expansion phase and recruitment continues to progress well. As our data mature, we intend to explore the addition of other cohorts to this trial. The TTI-621-02 solid tumor trial has enrolled its first patient and we expect this study to provide key scientific data for charting the course of our clinical development program, especially as it relates to combination therapies,” said Dr. Niclas Stiernholm, Trillium’s Chief Executive Officer. “In TTI-621 we believe that we have a potent CD47-targeting agent, and we aim to identify cancers that depend upon the CD47 ‘do not eat’ signal to evade the immune system.”

Trillium intends to provide an update on both ongoing TTI-621 trials by year-end. There may be additional opportunities to report on individual cohorts in both trials throughout the year.

Expanding the CD47 Franchise with TTI-622:

In 2017, Trillium is also planning to advance its second SIRPaFc fusion protein, TTI-622, into clinical testing. TTI-622 contains an IgG4 Fc region and is thus anticipated to have a different pharmacologic profile and enable greater exposures in patients than TTI-621 (IgG1 Fc). Like TTI-621, TTI-622 does not bind erythrocytes, and the company believes that this property could give TTI-622 best-in-class status among IgG4-based CD47 blocking agents currently in development. The company plans to submit an IND by the end of 2017 and begin enrolling patients in early 2018, with the goal of rapidly advancing this agent into combination studies.

“With the introduction of TTI-622, we are specifically targeting opportunities for drug combinations that are complementary to TTI-621. Our two SIRPaFc fusion proteins allow us to block CD47 and achieve different levels of Fc receptor engagement on macrophages, which we believe represents a diversified approach to targeting the CD47 axis in the treatment of cancer,” said Dr. Bob Uger, Trillium’s Chief Scientific Officer. “CD47 is in its infancy as a therapeutic cancer target and we have chosen to apply a broad, science-driven investigative approach to maximize our chances of defining patient populations that will derive clinical benefit from TTI-621 or TTI-622 therapy.”

Additional Preclinical Data and Small Molecule Pipeline:

In 2017 Trillium intends to continue investigating SIRPaFc in relevant preclinical models, focusing on combination strategies and mechanism of action studies. The company expects to report data at the 2017 American Association for Cancer Research (AACR) annual meeting in Washington D.C., as well as at other international scientific conferences throughout the year.

The company is actively investigating the competitive advantages and positioning of its orally available small molecule bromodomain and EGFR inhibitor programs and expects to provide guidance on the next steps in the first half of 2017. In addition, Trillium recently launched a discovery program against an undisclosed immuno-oncology target using its proprietary fluorine-based chemistry platform.

Trillium’s cash balance at the end of 2016 was approximately $50 million. A major component of the company’s business strategy continues to be a focus on evaluating potential partnering opportunities across all programs, which may help fund future growth.

The company also announced that its ticker symbol on the Toronto Stock Exchange changed to “TRIL” effective Feb. 1, 2017.

About Trillium Therapeutics:

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, SIRPaFc (TTI-621), is a fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating SIRPaFc is ongoing in advanced hematologic malignancies, and a second Phase 1 trial is underway in solid tumors (NCT02890368). TTI-622 is an IgG4 SIRPaFc protein being developed for combination therapy with an IND filing expected in H217. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information:

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, Trillium's expectations about the progress in 2017 of the Phase 1 trials, adding additional cohorts and further dose intensification, the filing of an IND and initiation of a Phase 1 trial with TTI-622, the potency and the potential safety profile of TTI-622, Trillium's plans for developing TTI-622, plans to provide guidance and report preclinical or clinical data on the programs, and Trillium’s unaudited year-end 2016 cash balance. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of preclinical and clinical trials; the usefulness of the data; and the stability of economic and market conditions. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. Known risk factors include, among others: anticipated preclinical and clinical trials may be more costly or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant future development of the tested drug candidate; regulatory filings may take longer than anticipated to prepare; Trillium may not receive the necessary regulatory approvals for the clinical development of Trillium's products; economic and market conditions may worsen; and market shifts may require a change in strategic focus. A more complete discussion of the risks and uncertainties facing Trillium appears in Trillium's Annual Report on Form 40-F and Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
+1 416 595 0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecommunications.com